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Exhibit (a)(1)(k)
Email from Thomas St. Dennis dated April 18, 2003

From:	Tom St. Dennis
Subject:	Stock Option Exchange Program
Date:	April 18, 2003

Dear Wind River Employees:

        I am pleased to announce the successful completion of our Stock Option Exchange Program which expired at 11:59 p.m., Pacific time last night. We have accepted for cancellation and exchange all outstanding options properly tendered by eligible employees.

        Eligible employees tendered options to purchase approximately 7.4 million shares of Wind River common stock, or 96% of the option shares eligible for the Stock Option Exchange Program. Subject to the terms of the Offer to Exchange, we will grant the new options on a date to be determined by the board of directors, which will be between October 20, 2003 and November 30, 2003.

        Eligible employees whose options were accepted for cancellation and exchange will receive a Promise to Grant Stock Option that will indicate the number of shares to be covered by the new option grant(s). We expect to deliver a Promise to Grant Stock Option to each eligible employee who participated in the Stock Option Exchange Program within the next two weeks.

        Please remember that the Offer to Exchange and the related documents are available on our intranet home page at http://internal.wrs.com and can also be accessed at the SEC's web site at www.sec.gov.

        If you have any questions about the Stock Option Exchange Program or the new options to be granted to eligible employees who participated in the offer, please send an email to optionexchange@windriver.com or call the Option Exchange Help Line at (510) 749-2995.

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  Exhibit (a)(1)(k) Email from Thomas St. Dennis dated April 18, 2003